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                                                                       Exhibit 1


                   ANNUAL INFORMATION FORM OF THE REGISTRANT
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005








                               [LOGO (NEUROCHEM)]




                                 NEUROCHEM INC.


                             ANNUAL INFORMATION FORM


                       FISCAL YEAR ENDED DECEMBER 31, 2005















                                                                  March 22, 2006

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                                TABLE OF CONTENTS




TABLE OF CONTENTS..............................................................i

CORPORATE STRUCTURE............................................................1
   NAME, ADDRESS AND INCORPORATION.............................................1
   INTERCORPORATE RELATIONSHIPS................................................1

OUR BUSINESS...................................................................1
   OUR PRODUCT CANDIDATES......................................................2
   RESEARCH AND DEVELOPMENT PROGRAMS...........................................5
   RECENT DEVELOPMENTS.........................................................6
   SALES AND MARKETING.........................................................6
   OTHER PRODUCT CANDIDATES....................................................6
   OUR PRODUCT TECHNOLOGY PLATFORM.............................................7
   IMPORTANCE OF IDENTIFIABLE INTANGIBLE PROPERTIES............................7
   INTELLECTUAL PROPERTY.......................................................8
   HUMAN RESOURCES.............................................................9
   FACILITIES..................................................................9
   RISK FACTORS................................................................9

DIVIDENDS.....................................................................18

DESCRIPTION OF CAPITAL STRUCTURE..............................................18

MARKET FOR SECURITIES.........................................................19

DIRECTORS AND OFFICERS........................................................20

LEGAL PROCEEDINGS.............................................................23

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS....................23

AUDIT COMMITTEE FINANCIAL EXPERT..............................................25

AUDIT COMMITTEE AND PRINCIPAL ACCOUNTANTS FEES AND SERVICES...................25

TRANSFER AGENT AND REGISTRAR..................................................27

INTEREST OF EXPERTS...........................................................27

ADDITIONAL INFORMATION........................................................27


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As used in this annual information form, unless the context otherwise requires, the terms "we", "us", "our", "Neurochem" or the "Corporation", mean or refer to Neurochem Inc. and, unless the context otherwise requires, its subsidiaries and its Affiliates (as such term is defined in this annual information form). Except as otherwise stated, all dollar amounts and references to $ are to Canadian dollars and US$ refers to United States dollars.

Certain statements contained in this annual information form, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. When used in this annual information form the words "believe", "anticipate", "intend", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond our control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which we do business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, as well as other risks disclosed in our public filings. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this annual information form. These statements speak only as of the date made and we are under no obligation and disavow any intention to update or revise such statements as a result of any event, circumstances or otherwise.

Unless otherwise noted, in this annual information form, all information is presented as at December 31, 2005.


CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

Neurochem was incorporated on June 17, 1993 under the Canada Business Corporations Act in association with Parteq Research and Development Innovations ("Parteq"), the technology transfer office of Queen's University, Kingston, Ontario. On June 20, 2000, the Corporation amended its share capital (i) to change all of the then issued and outstanding Class "A" Shares into Common Shares and cancel the Class "A" Shares as an authorized class and (ii) to create a class of Preferred Shares, issuable in series.

Our head office is located at 275 Armand-Frappier Boulevard, Laval, Quebec H7V 4A7, Canada.

INTERCORPORATE RELATIONSHIPS

Neurochem Inc. has an indirect wholly-owned subsidiary, Neurochem (International) Limited, a Swiss corporation. Neurochem (International) Limited is wholly-owned by Neurochem Holdings Limited, a Swiss corporation which is, in turn, wholly-owned by Neurochem Luxco II S.A.R.L., a Luxembourg corporation. Neurochem Luxco II S.A.R.L. is wholly-owned by Neurochem Luxco I S.C.S., a Luxembourg limited partnership whose sole limited partner is Neurochem Inc. and whose sole general partner is Neurochem Luxco I S.A.R.L., a Luxembourg corporation wholly-owned by Neurochem Inc. Neurochem Inc. is also the sole shareholder of Neurochem U.S. LLC, a Delaware limited liability company. All of such entities, other than Neurochem Inc., are sometimes collectively referred to in this annual information form as our "Affiliates".


OUR BUSINESS

We are a biopharmaceutical company focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs.

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OUR PRODUCT CANDIDATES

We currently have one program in relation to which we have completed and submitted a new drug application ("NDA") to the United States Food and Drug Administration (the "FDA"); we have another program in Phase III clinical development with two clinical trials ongoing, and still another program in relation to which we have completed a Phase IIa clinical trial. Each of these programs targets disorders for which there are currently no known cures and limited therapies. As our drugs target what are known or believed to be the underlying causes of disorders and potentially inhibit further disease progression, the drug candidates are referred to as "disease modifiers".

Our investigational product candidates consist of small molecules that have been shown in vivo to reduce amyloid deposition. Both eprodisate (Fibrillex(TM)) and tramiprosate (Alzhemed(TM) and Cerebril(TM)), our most advanced product candidates, are based on this technology.

Eprodisate (Fibrillex(TM)), our most advanced product candidate, completed a Phase II/III clinical trial in December 2004. Eprodisate (Fibrillex(TM)) is targeted to treat Amyloid A amyloidosis ("AA amyloidosis"). In December 2004, through our wholly-owned subsidiary, Neurochem (International) Limited, we entered into a definitive collaboration and distribution agreement with Centocor, Inc., a wholly-owned subsidiary of Johnson & Johnson, Inc. ("Centocor"), for the exclusive distribution rights for eprodisate (Fibrillex(TM)) for the prevention and treatment of AA amyloidosis. We submitted to the FDA the final modules of our NDA for eprodisate (Fibrillex(TM)) in February 2006. We are seeking marketing approval of eprodisate (Fibrillex(TM)) for the treatment of AA amyloidosis. This most recent submission completed the "rolling" NDA that was initiated in August 2005 under the Continuous Marketing Application (CMA) Pilot 1 program. The FDA agreed in June 2005 to file and review the NDA. See "Our Business - Recent Developments". We expect to submit the Marketing Authorization Application ("MAA") for eprodisate (Fibrillex(TM)) for the treatment of AA amyloidosis to the European Medicines Agency ("EMEA") in the fall of 2006.

Tramiprosate (Alzhemed(TM)), our next most advanced product candidate, is being developed for the treatment of Alzheimer's disease ("AD"). Tramiprosate (Alzhemed(TM)) is currently in two Phase III clinical trials, designed to assess the safety, efficacy and disease-modifying potential of tramiprosate (Alzhemed(TM)) in mild-to-moderate AD patients. The clinical trials began in North America and Europe in June 2004 and September 2005, respectively. The North American Phase III clinical trial is fully enrolled and we expect to complete the randomization of patients participating in the European clinical trial in the fall of 2006. We are in discussions with various potential partners with respect to collaboration on and the commercialization of tramiprosate (Alzhemed(TM)).

Tramiprosate (Cerebril(TM)) is our third product candidate for the treatment of Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy ("CAA"). A Phase IIa clinical trial was completed in January 2004. We are currently prioritizing our efforts on the development of our eprodisate (Fibrillex(TM)) and tramiprosate (Alzhemed(TM)) programs in which we are investing our human and financial resources. Accordingly, we await the outcome of one or both of our most advanced programs before advancing our CAA program further at this time.

We also have ongoing discovery programs that are focused on the development of next generation AD compounds and a vaccine for the prevention and/or treatment of AD.

EPRODISATE (FIBRILLEX(TM)) FOR AA AMYLOIDOSIS

Eprodisate (Fibrillex(TM)) is our product candidate for the treatment of AA amyloidosis, a chronic, systemic disorder. AA amyloidosis is characterized by the over-expression of Serum Amyloid A ("SAA"), a protein found in the blood that is produced in response to inflammation. SAA is a precursor of an amyloid protein known as the Amyloid A ("AA") protein. In AA amyloidosis, the AA protein forms fibrils that accumulate in the kidney, gastrointestinal tract, spleen, liver and other internal organs, compromising their function. As AA amyloidosis progresses, it results in serious illness, organ failure and, potentially, death. There is at present no known cure for the disorder, and patients with AA amyloidosis normally have a life expectancy of five to 15 years. It is estimated that approximately 40,000 patients are presently diagnosed with AA amyloidosis in the United States and Europe.

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Eprodisate (Fibrillex(TM)) has received Fast-Track Designation from the FDA. It has been selected by the Cardio-Renal Drug Product Division of the FDA to be part of the Continuous Marketing Applications Pilot 1 and Pilot 2 programs. Eprodisate (Fibrillex(TM)) has also received Orphan Drug Designation status in the United States and Orphan Medicinal Product designation in Europe, which normally provide a drug seven and ten years of market exclusivity, respectively, upon regulatory approval.

The Phase II/III clinical trial completed in December 2004 was a two-year, international, multi-center, randomized, double-blind, placebo-controlled, and parallel-designed trial conducted to investigate the safety and efficacy of eprodisate (Fibrillex(TM)) in 183 patients suffering from AA amyloidosis at 27 centers around the world, including in the United States, Europe, Turkey and Israel. The objective of the study was to evaluate the safety and efficacy of eprodisate (Fibrillex(TM)) compared to placebo in patients with AA amyloidosis using a Primary Endpoint, defined as a composite assessment of clinical improvement/worsening of renal function and/or death. The most frequent underlying diseases in patients enrolled in the trial were rheumatoid arthritis and familial mediterranean fever (49% and 19%, respectively).

Regarding the results of the Phase II/III clinical trial, the primary efficacy analysis consisted of a stringent pre-specified p-value of 0.01, which was not met. The analysis included two pre-specified statistical methodologies: the Cox proportional hazards regression model ("Cox"), which takes into account both the number of events and the time to reach such an event; and the Cochran-Mantel-Haenszel ("CMH") row mean scores test, which compares the number of events at the end of the study between the placebo and eprodisate (Fibrillex(TM)) groups.

The Cox analysis indicates that eprodisate (Fibrillex(TM)) reduces the risk of renal decline or all-cause mortality to 42% relative to placebo (p-value of 0.025). There was a consistent beneficial effect of eprodisate (Fibrillex(TM)) on all the individual renal components of the primary endpoint. According to the Cox model, for each of the renal components of the primary composite endpoint the risk of experiencing a "worsening" event was reduced in patients treated with eprodisate (Fibrillex(TM)) to 59% for the doubling of serum creatinine (p-value of 0.019), to 52% for 50% or more decrease in creatinine clearance (p-value of 0.008) and to 46% for the progression to dialysis/end stage renal disease (p-value of 0.20). A total of 10 patients (5.5%) died during the study period, with five deaths in each group. The CMH analysis showed there were 13.4% fewer patients who worsened in the eprodisate (Fibrillex(TM)) group as compared to placebo (Relative risk = 32%; p-value of 0.063). The data shows eprodisate (Fibrillex(TM)) is well tolerated as the adverse event profile of eprodisate (Fibrillex(TM)) was comparable to placebo. The most frequent adverse events experienced by patients in the trial were diarrhea, headache and nausea.

Analysis of secondary efficacy endpoints in Neurochem's trial, including progression to end-stage renal disease/dialysis and slope of decline of creatinine clearance, suggest eprodisate (Fibrillex(TM)) reduces the risk of renal decline events in AA amyloidosis patients. The data also shows that eprodisate (Fibrillex(TM)) can save about 5ml per minute per year of kidney function as measured by creatinine clearance, which could potentially save years of kidney life and delay the requirement for dialysis.

More than eighty percent of patients who completed the Phase II/III clinical trial joined an open-label Phase II/III extension study and are receiving eprodisate (Fibrillex(TM)) for an additional three and a half years. Eprodisate (Fibrillex(TM)) has been well tolerated in the trial. The apparent benefits of eprodisate (Fibrillex(TM)) on renal function are consistent across both the double-blind stage of the Phase II/III clinical trial and the subsequent open-label extension study, supporting the clinical relevance of the results.

In summary, the results show a consistent, clinically relevant and statistically meaningful effect of eprodisate (Fibrillex(TM)) in the preservation of kidney function in the AA amyloidosis population and has a good safety and tolerability profile. Given the life-threatening nature of AA amyloidosis, a rare disease for which there is no specific treatment, we believe the potential clinical benefit of eprodisate (Fibrillex(TM)) outweighs any potential risks.

TRAMIPROSATE (ALZHEMED(TM)) FOR ALZHEIMER'S DISEASE

Tramiprosate (Alzhemed(TM)) is our product candidate for AD, a degenerative neurological disorder that progressively impairs a person's cognitive functions and gradually destroys the brain. According to the American Alzheimer's Association, it is estimated that over four and a half million North Americans are currently afflicted with AD. There

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is no cure currently known or available for AD, and existing drugs only treat symptoms such as cognitive function deficit. In its early stages, AD may cause only minor incidences of memory loss or forgetfulness. However, as it progresses, the symptoms multiply and intensify and the patient experiences the deterioration of both cognitive and motor functions, leading ultimately to death within an average of seven to 10 years. There is an increased prevalence with aging, and AD is increasingly being diagnosed in individuals in their 50s and 60s.

The pathogenesis of AD is still somewhat ill-defined. Although it is well recognized in the scientific literature that there is an early onset form of the disease that is genetically inherited, the vast majority of cases have no known genetic cause and occur later in life. Common to all cases of AD is the deposition of amyloid fibrils in the brain. Tramiprosate (Alzhemed(TM)) is a small molecule that binds to soluble Amyloid (beta) ("A(beta)") peptide and has been shown in vivo to reduce amyloid deposition in a mouse model of brain amyloidosis or in vitro to reduce the toxic effects of A(beta) peptide in neuronal cells and brain cultures. Tramiprosate (Alzhemed(TM)) is being developed to slow or arrest the progression of the disease in symptomatic patients.

In June 2004, we initiated a North American Phase III clinical trial for tramiprosate (Alzhemed(TM)). The trial is a large multi-center, international, randomized, double-blind, placebo-controlled and parallel group study that includes 1,052 patients with mild-to-moderate AD who are being treated for 18 months. The trial is being conducted at close to 70 clinical centers in Canada and the United States. We expect to complete the trial in January 2007. The primary objective of this study is to evaluate the safety, efficacy and disease-modifying potential of tramiprosate (Alzhemed(TM)) in mild-to-moderate AD patients. The primary efficacy endpoints of this study include the evaluation of cognitive abilities and a global measure of performance utilizing the Alzheimer's Disease Assessment Scale-cognitive subpart ("ADAS-cog"), and the Clinical Dementia Rating Scale-Sum of Boxes ("CDR-SB"). If treatment efficacy is established, disease modification will be assessed by measuring changes in brain volume by Magnetic Resonance Imaging. Tramiprosate (Alzhemed(TM)) is Neurochem's first generation product candidate for AD. To date, Neurochem has received four consecutive recommendations from the Independent Safety Review Board ("ISRB") to continue the trial. The ISRB is made up of independent clinical experts who monitor and evaluate the safety of patients taking part in the tramiprosate (Alzhemed(TM)) Phase III clinical trial in North America and who perform or request related analyses on the safety of those patients.

In September 2005, we initiated a European Phase III clinical trial for tramiprosate (Alzhemed(TM)). As with the North American clinical trial, the European study is a large multi-center, international, randomized, double-blind, placebo-controlled and parallel group study that is expected to enroll approximately 930 patients with mild-to-moderate AD who will be treated for 18 months and is to be conducted at more than 70 clinical centers in ten European countries. We expect to complete randomization of patients participating in the European trial in the fall of 2006. As of February 2006, 288 patients had been screened for eligibility and of these, 96 had been randomized to one of three arms: placebo or one of two doses of tramiprosate (Alzhemed(TM)). The primary objective of the European Phase III clinical trial is to evaluate the safety, efficacy and disease-modifying potential of tramiprosate (Alzhemed(TM)) in mild-to-moderate AD patients. The primary efficacy endpoints of this study include the evaluation of cognitive abilities and a global measure of performance utilizing the ADAS-cog, and the CDR-SB. If treatment efficacy is established, disease modification will be assessed by change from baseline at the slope of ADAS-cog.

The results of our tramiprosate (Alzhemed(TM)) Phase II clinical study were released in June 2003. The Phase II clinical trial primarily investigated the safety, tolerability and pharmacokinetic profile of tramiprosate (Alzhemed(TM)) over a 12-week period in patients with mild-to-moderate AD. There were no safety findings of concern in the Phase II clinical trial. An open-label Phase II extension study was initiated in January of 2003, with patients invited to join the extension study as they completed the Phase II trial to receive tramiprosate (Alzhemed(TM)). On February 22, 2005, we announced that, after 28 months on study medication and in line with previously released interim open-label data, the majority of the mild patients showed a stabilized or improved cognitive function on the ADAS-cog test, while the moderate AD patients had cognitive scores similar to comparable historical controls.

TRAMIPROSATE (CEREBRIL(TM)) FOR HEMORRHAGIC STROKE DUE TO CEREBRAL AMYLOID ANGIOPATHY

Tramiprosate (Cerebril(TM)) is our product candidate to treat Hemorrhagic Stroke due to CAA, a potentially fatal neurological disorder that is characterized by recurrent brain hemorrhage. Hemorrhagic Stroke due to CAA is a

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syndrome of recurrent strokes resulting from amyloid deposits that cause blood vessels in the brain to rupture or otherwise malfunction. This type of stroke represents approximately seven percent of all strokes, with the incidence increasing as the population ages. It is typically diagnosed in patients aged 55 years or older with multiple hemorrhages confined to lobar brain regions and no other cause of hemorrhage. Hemorrhagic Stroke due to CAA can appear alone in some patients and is also a common pathology found in 50% or more of patients with AD. CAA is responsible for approximately 20% to 30% of bleeding strokes in the elderly.

Hemorrhagic Stroke due to CAA remains a largely untreated disorder which is often undiagnosed unless it is confirmed by an autopsy. No effective therapy has yet been developed. Tramiprosate (Cerebril(TM)) is designed to prevent the recurrence of Hemorrhagic Stroke due to CAA by reducing the deposit of amyloid fibrils within the microvasculature of the brain. The active ingredient in tramiprosate (Cerebril(TM)) is the same compound as tramiprosate (Alzhemed(TM)) and therefore has the same chemical properties as tramiprosate (Alzhemed(TM)). Tramiprosate (Cerebril(TM)) has been found to markedly reduce CAA in an animal model of brain amyloidosis.

In March 2004, tramiprosate (Cerebril(TM)) completed a Phase IIa clinical trial. The trial was a multi-center, randomized, double-blind and parallel-designed study, conducted in five centers in the United States. 24 CAA patients with lobar cerebral hemorrhage were randomized to placebo or one of two doses of tramiprosate (Cerebril(TM)) for a period of 12 weeks. The data showed no major safety findings of concern based on patients' clinical laboratory tests, vital signs and electrocardiograms during follow-up physical exams. An independent Data Safety Monitoring Board was put in place to monitor the safety of patients throughout the duration of this study. The Data Safety Monitoring Board for tramiprosate (Cerebril(TM)) did not report any safety findings of concern.

We are currently prioritizing our efforts on the development of our eprodisate (Fibrillex(TM)) and tramiprosate (Alzhemed(TM)) programs in which we are investing our human and financial resources. Accordingly, we await the outcome of one or both of our most advanced programs before advancing our CAA program further at this time.

PRODUCT PIPELINE

The following table illustrates the stage of development of the three product candidates referred to above:

PRODUCT CANDIDATE    TARGET DISORDER                STAGE OF DEVELOPMENT
------------------   ----------------------         ---------------------------------------------------------------------------
Eprodisate           AA amyloidosis                 Phase II/III clinical trial completed. US NDA filed on February 13, 2006.
(Fibrillex(TM))                                     Estimated filing of MAA with EMEA: fall 2006
Tramiprosate         Alzheimer's disease            North American Phase III clinical trial on-going; initiated in June 2004
(Alzhemed(TM))                                      and expected to complete in January 2007
                                                    European Phase III clinical trial on-going; initiated in September 2005.
                                                    Patient enrolment expected to be completed in fall 2006
Tramiprosate         Hemorrhagic Stroke             Phase IIa clinical trial completed
(Cerebril(TM))       due to CAA


RESEARCH AND DEVELOPMENT PROGRAMS

In addition to our clinical and developmental stage drug candidates, we have an ongoing discovery effort that is focused on the development of next generation compounds for the treatment of AD and development of a vaccine for the prevention and/or treatment of AD.

Our approach to AD has been to focus on targeting the A(beta) protein before it aggregates. One approach to blocking the development of AD is to intervene early using either a small molecule that can prevent A(beta) aggregation or a vaccine strategy that could generate antibodies against this protein. Our vaccine approach consists of a peptide conjugate derived from a defined A(beta) protein segment that can elicit a humoral immune response and thus produce antibodies which target soluble A(beta) protein (prior to any structural change which leads to unwanted fibril formation).

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RECENT DEVELOPMENTS

EXERCISE OF WARRANTS BY PICCHIO PHARMA

On February 16, 2006, we announced that a subsidiary of Picchio Pharma Inc. ("Picchio Pharma") exercised a warrant previously issued under a February 2003 private placement and scheduled to expire on February 18, 2006, generating proceeds to Neurochem of approximately C$9.4 million and resulting in the issuance to Picchio Pharma of 1.2 million common shares from treasury. No warrants remain outstanding.

After taking into account the new shares issued, Picchio Pharma owns approximately 28.6% of our issued and outstanding common shares. On a fully-diluted basis, Piccho Pharma, Power Technology Investment Corporation, FMRC Trust and parties related directly or indirectly to the foregoing, hold, in the aggregate, approximately 33% of our share capital.

NDA FOR EPRODISATE (FIBRILLEX(TM))

On February 13, 2006, we announced that we have submitted to the FDA the final modules of our NDA for eprodisate (Fibrillex(TM)). This submission completed the "rolling" NDA that was initiated in August 2005 under the FDA's Continuous Marketing Application (CMA) pilot 1 program.

OPEN-LABEL PHASE III EXTENSION STUDY FOR TRAMIPROSATE (ALZHEMED(TM))

On February 8, 2006, we announced that we have initiated an 18-month open-label extension study for our ongoing North American Phase III clinical trial for tramiprosate (Alzhemed(TM)). All patients who complete the Phase III clinical trial will be offered the opportunity, as of the second quarter of 2006, to receive tramiprosate (Alzhemed(TM)) in an open-label extension study.

SALES AND MARKETING

Neurochem intends to pursue different commercialization strategies for our products in different parts of the world. We intend to retain full commercialization rights for products in markets that we can adequately reach on our own. In other markets, we intend to partner with third parties through collaborative arrangements, including distribution and/or co-promotion agreements. In addition, in various designated markets, we intend to enter into out-licensing arrangements and eventually, perhaps, also in-licensing arrangements.

EPRODISATE (FIBRILLEX(TM)): In December 2004, we signed a definitive collaboration and distribution agreement, granting Centocor exclusive distribution rights for eprodisate (Fibrillex(TM)) worldwide, with the exception of Canada, Switzerland, Japan, China, South Korea and Taiwan.

TRAMIPROSATE (ALZHEMED(TM)): AD is characterized by a large and growing patient population and a broad prescriber base composed mostly of general practitioners and specialists. We therefore intend to partner with one or possibly more leading biotech or pharmaceutical companies possessing complementary marketing and commercial networks for the commercialization, marketing and sale of tramiprosate (Alzhemed(TM)), while retaining rights to commercialize the product ourselves in selected territories and/or to certain types of specialists in some of the partnered markets.

TRAMIPROSATE (CEREBRIL(TM)): tramiprosate (Cerebril(TM)) targets a small and well-defined population primarily treated by specialists. Since tramiprosate (Cerebril(TM)) and tramiprosate (Alzhemed(TM)) are made up of the same compound, potential commercialization synergies between the two products will be evaluated as we explore partnership arrangements for tramiprosate (Alzhemed(TM)).

OTHER PRODUCT CANDIDATES

In addition to our ongoing clinical work, we have an active research and development program aimed at feeding our product pipeline.

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NEXT GENERATION ANTI-AMYLOID COMPOUNDS FOR AD

Know-how acquired through the development of tramiprosate (Alzhemed(TM)) has led to the design and synthesis of a next generation of anti-amyloid compounds for AD. We have already conducted preliminary studies in both in vitro and in vivo assays on a variety of new compounds that have been designed with improved physicochemical and pharmacodynamic properties. So far, key compounds have been identified and are currently being evaluated by our research scientists with a view to lead optimization as the next step.

VACCINE

Our approach has been to focus on targeting the A(beta) protein before it organizes into fibrils and causes neuronal damage. One approach to block the development of AD is to prevent the damage caused by A(beta) by intervening early in the process using a vaccine strategy. Our vaccine approach consists of a peptide conjugate derived from a defined A(beta) protein segment that can elicit a humoral immune response and thus produce antibodies which target soluble A(beta) protein (prior to any structural change which leads to fibril formation).

Preliminary in vivo studies have identified vaccine peptides from the A(beta) protein that effectively block amyloidogenesis in vitro. We have used these peptides as antigens to promote the formation of antibodies against A(beta). Blocking this epitope on the A(beta) peptide by binding with antibodies could prevent fibrillogenesis and promote the clearance of A(beta) before fibril formation.

LIBRARY OF PRODUCT CANDIDATES

To date, we have produced a library of small molecules (over 3,000) that we use for compound screening. The library comprises several different classes of potential pharmacophores, sulfates, sulphonates, phosphonates, carboxylates and a number of other functional chemical groups.

Through our portfolio of in vitro and in vivo screening assays, including pharmacokinetic analysis, we have identified lead drug molecules with potent anti-amyloid activity, the most promising of which are undergoing further lead optimization through ongoing research and development.

OUR PRODUCT TECHNOLOGY PLATFORM

Our therapeutic approach to amyloid-related disorders aims at preventing the onset and arresting the progression of the targeted disorders. We have identified small molecules which can reduce amyloid deposits in vivo.

A variety of neurological as well as systemic disorders are mediated by a class of proteins known as amyloids. Amyloids are naturally occurring proteins found in the central nervous system, the blood and elsewhere in the body. To date, at least 21 different unrelated proteins have been found and identified to be capable of changing structure, depositing in different tissues and causing different types of amyloid diseases. During amyloid formation, the amyloid protein can associate with other naturally occurring molecules, such as GAGs which can promote amyloid fibril formation. Our molecules, which have certain ionic chemical groups similar to those of GAGs, which are responsible for the binding to amyloid, can potentially reduce amyloid deposition.

IMPORTANCE OF IDENTIFIABLE INTANGIBLE PROPERTIES

RESEARCH ALLIANCES, LICENSE AGREEMENTS AND GOVERNMENT FUNDING AGREEMENTS

In 1999, Neurochem entered into an agreement with the federal Ministry of Industry (Technology Partnerships Canada ("TPC") program) regarding financial assistance to be provided by the Government of Canada for the development of one or more oral therapeutic products for the treatment of AD. Under the terms of this agreement, as amended in 2005, we are committed to pay to TPC royalties equal to 7.24% of certain milestone revenue and 0.724% of end-product sales realized from the commercialization of effective orally-administered therapeutics for the treatment of AD until December 31, 2010. After December 31, 2010, we may have to continue to pay royalties

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until such time as the aggregate amount of royalties paid pursuant to the agreement reaches $20.54 million. Under the agreement, we are committed to spend a specified amount on research and development from the date of regulatory approval to December 31, 2014.

INTELLECTUAL PROPERTY

It is an important part of our business to obtain intellectual property protection for our technology, products and processes. Our success will depend, in part, on our ability to obtain, license and enforce patents, protect our proprietary information and maintain trade secret protection without infringing the proprietary rights of third parties. Our strategic approach is to file and/or license patent applications whenever possible to obtain patent protection in at least the major pharmaceutical markets, including the United States, major European countries, Japan and Canada. We also rely on trade secrets, proprietary unpatented information, trade marks and contractual arrangements to protect our technology and enhance our competitive position.

We currently have over 20 issued patents, including over 10 issued US patents and more than 200 pending applications. The patent portfolio includes numerous patents and patent applications claiming compounds, pharmaceutical compositions, peptides, vaccines, processes and methods of treating diseases, including amyloid- related disorders. A number of these patents and patent applications are owned by the Company. Other patent applications are co-owned with Queen's University or the University of British Columbia.

We have four issued US patents for our product candidates tramiprosate (Alzhemed(TM)) and tramiprosate (Cerebril(TM)) and we have a fifth issued US patent for our product candidate tramiprosate (Cerebril(TM)). We also have been granted patents in other jurisdictions for tramiprosate (Alzhemed(TM)) and tramiprosate (Cerebril(TM)), including Japan and Europe and pending applications in a number of countries.

We have three issued US patents for our product candidate eprodisate (Fibrillex(TM)). We also have been granted patents or pending patent applications for eprodisate (Fibrillex(TM)) in selected countries, including the United States, Europe and Japan.

We are a party to license agreements under which we have obtained rights to use certain technologies to develop our product candidates. The licenses to which we are a party impose various milestones, commercialization, sublicensing, royalty and other payment, insurance, indemnification and other obligations on us and are subject to certain reservations of rights.

Effective January 1, 1994, we entered into an epilepsy license agreement ("Epilepsy Agreement") with Parteq. Pursuant to the Epilepsy Agreement, we were granted the worldwide exclusive license, under certain intellectual property, including patents and patent applications ("Epilepsy Patents") belonging to Queen's University to develop, make, have made, use, sell and have sold certain products. We provided Parteq with a termination notice for the Epilepsy Agreement in 2005, pursuant to which responsibility for, and all rights in, the Epilepsy Patents reverted to Parteq. Accordingly, we no longer have an epilepsy research program.

Effective January 1, 1994, we entered into an amyloid license agreement with Parteq. That initial amyloid agreement was subsequently replaced when, effective January 1, 1999, we entered into a new amyloid license agreement (the "Amyloid Agreement") with Parteq. Pursuant to the Amyloid Agreement, we were granted the worldwide exclusive license under certain intellectual property, including patents and patent applications ("Amyloid Intellectual Property") to develop, make, have made, use, and sell certain products.

Effective February 1, 2006, we entered into assignment agreements with Queen's University and its technology transfer entity Parteq (collectively, the "Assignment Agreements") which terminate the Amyloid Agreement and assign the Amyloid Intellectual Property to us for consideration including an upfront payment of $200,000. The Assignment Agreements also provide for annual technology payments, deferred milestone payments and deferred graduated payments based on revenues to be generated from net sales of commercial products, which payment amounts approximate the payments included in the Amyloid Agreement.

Pursuant to a settlement agreement dated October 3, 2005, with Alza Corporation, relative to their opposition to our trademark application for Alzhemed(TM) in the United States, we agreed not to register Alzhemed(TM) in the United States and elsewhere except for Canada, Switzerland, China, Japan and South Korea.

All of our intellectual property, with the exception of the commercialization rights for our products in Canada and the applications for our Canadian trademarks (which are owned by Neurochem Inc.), is owned by Neurochem (International) Limited, a Swiss corporation and an indirect wholly-owned subsidiary of Neurochem Inc. See "Corporate Structure -- Intercorporate Relationships".

HUMAN RESOURCES

As at March 1, 2006, we employed 199 people, the majority of which are involved in research and drug development. Of these 199 people, 39 are scientists with Ph.D degrees and 37 are scientists with M.Sc. degrees.

FACILITIES

On May 11, 2004, we completed the acquisition of facilities located in the Parc Scientifique de la Haute Technologie in Laval, Quebec, Canada, for a purchase price of approximately $10.5 million. The acquisition was financed by entering into a $10.5 million five-year revolving decreasing term credit. Following such acquisition, our headquarters and corporate and scientific employees were transferred to this site.

On November 8, 2005, we announced that we had entered into a sale and leaseback transaction with an affiliate of Alexandria Real Estate Equities, Inc. The transaction involved the Neurochem facilities referred to above located in Laval, Quebec, Canada, including its head office and research facility, for total proceeds to us of $32 million. The closing occurred on November 17, 2005. We are leasing the facilities for a 15 year initial term, expiring in 2020.

RISK FACTORS

Investing in our securities involves a significant amount of risk. You should carefully consider the risks described below, together with all of the other information in our publicly filed documents, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be adversely affected. In such an event, the trading price of our Common Shares could decline and you may lose part or all of your investment in our securities. Any reference in this section to our "products" includes a reference to our product candidates and future products we may develop.

WE HAVE A HISTORY OF LOSSES, AND WE HAVE NOT GENERATED ANY PRODUCT SALES REVENUE TO DATE. WE MAY NEVER ACHIEVE OR MAINTAIN PROFITABILITY.

Our potential product candidates are still only in development, and as a result we have not to date generated any revenues from product sales. We have incurred substantial expenses in our efforts to develop products. Consequently, we have generated operating losses each year since our inception, and as of December 31, 2005, we had an accumulated deficit of approximately $220.7 million (US$189.3 million). Our losses have adversely impacted, and will continue to adversely impact our working capital, total assets and shareholders' equity. We do not expect to generate any significant revenues from product sales in the immediate future, and our expenses are likely to increase as we continue to expand our research and development and clinical study programs and our sales and marketing activities and seek regulatory approval for our product candidates. We may never commercialize any products. Even if we succeed in developing commercial products, we expect to incur additional operating losses for at least the next several years. If we do not ultimately commercialize products and achieve or maintain profitability, an investment in our shares could result in a significant or total loss.

WE DO NOT HAVE THE REQUIRED APPROVALS TO MARKET ANY OF OUR PRODUCT CANDIDATES, AND WE DO NOT KNOW IF WE WILL EVER RECEIVE SUCH APPROVALS.

None of our product candidates has received regulatory approval for commercial sale. We cannot market a pharmaceutical product in any jurisdiction until it has completed rigorous pre-clinical testing and clinical trials and such jurisdiction's extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and efficacy of our product candidates before we can submit regulatory applications. Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time consuming and entails significant uncertainty. We have only very recently completed the New Drug Application filing process for the first of our product candidates and only in relation to the FDA. Even if a product candidate is approved by the FDA or any other regulatory authority, we may not obtain approval for an indication whose market is large enough to recoup our investment in that product candidate. We may never obtain the required regulatory approvals for any of our product candidates.

OUR CLINICAL TRIALS MAY NOT YIELD RESULTS WHICH WILL ENABLE US TO OBTAIN REGULATORY APPROVAL FOR OUR PRODUCTS.

We will only receive regulatory approval for a product candidate if we can demonstrate in carefully designed and conducted clinical trials that the product candidate is safe and effective. We do not know whether our pending or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or will result in marketable products. Clinical trials are lengthy, complex, expensive and uncertain processes. It will take several years to complete testing, and failure can occur at any stage of testing. Results attained in pre-clinical testing and early clinical studies, or trials, may not be indicative of results that are obtained in later studies. We may suffer significant setbacks in advanced clinical trials, even after promising results in earlier studies. Based on results at any stage of clinical trials, we may decide to repeat or redesign a trial or discontinue development of one or more of our product candidates. If we fail to adequately demonstrate the safety and efficacy of our products under development, we will not be able to obtain the required regulatory approvals to commercialize our product candidates.

Clinical trials are subject to continuing oversight by governmental regulatory authorities and institutional review boards and:

o        must meet the requirements of these authorities;

o        must meet requirements for informed consent; and

o        must meet requirements for good clinical practices.

We may not be able to comply with these requirements.

We rely on third parties, including contract research organizations and outside consultants, to assist us in managing and monitoring clinical trials. Our reliance on these third parties may result in delays in completing, or in failing to complete, these trials if they fail to perform with the speed and level of competence we expect.

If clinical trials for a product candidate are unsuccessful, we will be unable to commercialize such product candidate. If one or more of our clinical trials is delayed, we will be unable to meet our anticipated development or commercialization timelines. Either circumstance could cause the price of our shares to decline.

IF WE ENCOUNTER DIFFICULTIES ENROLLING PATIENTS IN OUR CLINICAL TRIALS, OUR TRIALS COULD BE DELAYED OR OTHERWISE ADVERSELY AFFECTED.

Clinical trials for our product candidates require that we identify and enroll a large number of patients with the disorder under investigation. We may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. Patient enrollment is a function of many factors including:

o        design of the protocol;

o        the size of the patient population;

o        eligibility criteria for the study in question;

o        perceived risks and benefits of the drug under study;

o        availability of competing therapies;

o        efforts to facilitate timely enrollment in clinical trials;

o        patient referral practices of physicians; and

o        availability of clinical trial sites.

If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.

A SETBACK IN ANY OF OUR CLINICAL TRIALS WOULD LIKELY CAUSE A DROP IN THE PRICE OF OUR SHARES.

We have completed a Phase II/III clinical trial of eprodisate (Fibrillex(TM)) and have initiated two Phase III clinical trials of tramiprosate (Alzhemed(TM)). The Phase II/III clinical trial of eprodisate (Fibrillex(TM)) was recently completed and study data was released in the second quarter of 2005. With respect to the results of the Phase II/III clinical trial, the primary efficacy analysis consisted of a stringent pre-specified p-value of 0.01, which was not met. Setbacks in any phase of the clinical development of our product candidates would have a financial impact (including with respect to our collaboration agreement and distribution agreement with Centocor), could jeopardize FDA or EMEA approval and would likely cause a drop in the price of our shares. Moreover, because tramiprosate (Alzhemed(TM)) and tramiprosate (Cerebril(TM)) are the same compound, a failure in the development of either of these product candidates could have a negative impact on the development of the other.

EVEN IF WE OBTAIN REGULATORY APPROVALS FOR OUR PRODUCT CANDIDATES, WE WILL BE SUBJECT TO STRINGENT ONGOING GOVERNMENT REGULATION.

Even if regulatory authorities approve any of our product candidates, the manufacture, marketing and sale of such products will be subject to strict and ongoing regulation. Compliance with such regulation will be expensive and consume substantial financial and management resources. For example, an approval for a product may be conditioned on our conducting costly post-marketing follow-up studies. In addition, if based on these studies, a regulatory authority does not believe that the product demonstrates a benefit to patients, such authority could limit the indications for which the product may be sold or revoke the product's regulatory approval.

We and our contract manufacturers will be required to comply with applicable current Good Manufacturing Practice ("GMP") regulations for the manufacture of our products. These regulations include requirements relating to quality assurance, as well as the corresponding maintenance of records and documentation. Manufacturing facilities must be approved before we can use them in commercial manufacturing of our products and are subject to subsequent periodic inspection by regulatory authorities. In addition, material changes in the methods of manufacturing or changes in the suppliers of raw materials are subject to further regulatory review and approval.

If we or any future marketing collaborators or contract manufacturers fail to comply with applicable regulatory requirements, we may be subject to sanctions including fines, product recalls or seizures, injunctions, total or partial suspension of production, civil penalties, withdrawals of previously granted regulatory approvals and criminal prosecution. Any of these penalties could delay or prevent the promotion, marketing or sale of our products.

IF OUR PRODUCTS DO NOT GAIN MARKET ACCEPTANCE, WE MAY BE UNABLE TO GENERATE SIGNIFICANT REVENUES.

Even if our products are approved for sale, they may not be successful in the marketplace. Market acceptance of any of our products will depend on a number of factors including:

o        demonstration of clinical effectiveness and safety;

o        the potential advantages of our products over alternative treatments;

o the availability of acceptable pricing and adequate third-party reimbursement; and

o the effectiveness of marketing and distribution methods for the products.

If our products do not gain market acceptance among physicians, patients and others in the medical community, our ability to generate significant revenues from our products would be limited.

WE MAY NOT ACHIEVE OUR PROJECTED DEVELOPMENT GOALS IN THE TIME FRAMES WE ANNOUNCE AND EXPECT.

We set goals for and make public statements regarding timing of the accomplishment of objectives material to our success, such as the commencement and completion of clinical trials, anticipated regulatory submission and approval dates and time of product launch. The actual timing of these events can vary dramatically due to factors such as delays or failures in our clinical trials, the uncertainties inherent in the regulatory approval process and delays in achieving manufacturing or marketing arrangements sufficient to commercialize our products. There can be no assurance that our clinical trials will be completed, that we will make regulatory submissions or receive regulatory approvals as planned or that we will be able to adhere to our current schedule for the launch of any of our products. If we fail to achieve one or more of these milestones as planned, the price of our shares could decline.

IF WE FAIL TO OBTAIN ACCEPTABLE PRICES OR ADEQUATE REIMBURSEMENT FOR OUR PRODUCTS, OUR ABILITY TO GENERATE REVENUES WILL BE DIMINISHED.

Our ability to successfully commercialize our products will depend significantly on our ability to obtain acceptable prices and the availability of reimbursement to the patient from third-party payers, such as government and private insurance plans. While we have not commenced discussions with any such parties, these third-party payers frequently require companies to provide predetermined discounts from list prices, and they are increasingly challenging the prices charged for pharmaceuticals and other medical products. Our products may not be considered cost-effective, and reimbursement to the patient may not be available or sufficient to allow us to sell our products on a competitive basis. We may not be able to negotiate favorable reimbursement rates for our products.

In addition, the continuing efforts of third-party payers to contain or reduce the costs of healthcare through various means may limit our commercial opportunity and reduce any associated revenue and profits. We expect proposals to implement similar government control to continue. In addition, increasing emphasis on managed care will continue to put pressure on the pricing of pharmaceutical and biopharmaceutical products. Cost control initiatives could decrease the price that we or any current or potential collaborators could receive for any of our products and could adversely affect our profitability. In addition, in Canada and in many other countries, pricing and/or profitability of some or all prescription pharmaceuticals and biopharmaceuticals are subject to government control.

If we fail to obtain acceptable prices or an adequate level of reimbursement for our products, the sales of our products would be adversely affected or there may be no commercially viable market for our products.

COMPETITION IN OUR TARGETED MARKETS IS INTENSE, AND DEVELOPMENT BY OTHER COMPANIES COULD RENDER OUR PRODUCTS OR TECHNOLOGIES NON-COMPETITIVE.

The biopharmaceutical industry is highly competitive. New products developed by other companies in the industry could render our products or technologies non-competitive. Competitors may have developed or may be developing technologies that could form the basis for competitive products. Some of these products may be more effective or have an entirely different approach or means of accomplishing the desired effect than our products. We expect competition from biopharmaceutical and pharmaceutical companies and academic research institutions to increase over time. Many of our competitors and potential competitors have substantially greater product development capabilities and financial, scientific, marketing and human resources than we do. Our competitors may succeed in developing products earlier and in obtaining regulatory approvals and patent protection for such products more rapidly than we can or at a lower price.

WE MAY NOT OBTAIN ADEQUATE PROTECTION FOR OUR PRODUCTS THROUGH OUR INTELLECTUAL PROPERTY.

Our success depends, in large part, on our ability to protect our competitive position through patents, trade secrets, trademarks and other intellectual property rights. The patent positions of pharmaceutical and biopharmaceutical firms, including Neurochem, are uncertain and involve complex questions of law and fact for which important legal issues remain unresolved. The patents issued or to be issued to us may not provide us with any competitive advantage. Our patents may be challenged by third parties in patent litigation, which is becoming widespread in the biopharmaceutical industry. In addition, it is possible that third parties with products that are very similar to ours will circumvent our patents by means of alternate designs or processes. We may have to rely entirely on method of use protection for our products, which may not confer the same protection as composition of matter patents. We cannot be certain that we are the first creator of inventions covered by pending patent applications or that we were the first to file patent applications for any such inventions and, if we are not, we may be subject to inventorship claims. We may be required to disclaim part of the term of certain patents. There may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that our patents would be declared by a court to be valid or enforceable or that a competitor's technology or product would be found by a court to infringe our patents. Applications for patents and trademarks in Canada, the United States and in foreign markets have been filed and are being actively pursued by us. Pending patent applications may not result in the issuance of patents, and we may not develop additional proprietary products which are patentable.

Patent applications relating to or affecting our business have been filed by a number of pharmaceutical and biopharmaceutical companies and academic institutions. A number of the technologies in these applications or patents may conflict with our technologies, patents or patent applications, and such conflict could reduce the scope of patent protection which we could otherwise obtain. We could become involved in interference proceedings in the United States in connection with one or more of our patents or patent applications to determine priority of invention. Our granted patents could also be challenged and revoked in opposition proceedings in certain countries outside the United States.

In addition to patents, we rely on trade secrets and proprietary know-how to protect our intellectual property. We generally require our employees, consultants, outside scientific collaborators and sponsored researchers and other advisors to enter into confidentiality agreements. These agreements provide that all confidential information developed or made known to the individual during the course of the individual's relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. In the case of our employees, the agreements provide that all of the technology which is conceived by the individual during the course of employment is our exclusive property. These agreements may not provide meaningful protection or adequate remedies in the event of unauthorized use or disclosure of our proprietary information. In addition, it is possible that third parties could independently develop proprietary information and techniques substantially similar to ours or otherwise gain access to our trade secrets.

We currently have the right to use certain technology under license agreements with third parties. Our failure to comply with the requirements of material license agreements could result in the termination of such agreements, which could cause us to terminate the related development program and cause a complete loss of our investment in that program.

As a result of the foregoing factors, we may not be able to rely on our intellectual property to protect our products in the marketplace.

WE MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties. There could be issued patents of which we are not aware that our products infringe or patents, that we believe we do not infringe, but that we may ultimately be found to infringe. Moreover, patent applications are in some cases maintained in secrecy until patents are issued. The publication of discoveries in the scientific or patent literature frequently occurs substantially later than the date on which the underlying discoveries were made and patent applications were filed. Because patents can take many years to issue, there may be currently pending applications of which we are unaware that may later result in issued patents that our products infringe. For example, pending applications may exist that provide support or can be amended to provide support for a claim that results in an issued patent that our product infringes.

In the event of infringement or violation of another party's patent, we may not be able to enter into licensing arrangements or make other arrangements at a reasonable cost. Any inability to secure licenses or alternative technology could result in delays in the introduction of our products or lead to prohibition of the manufacture or sale of products by us.

PATENT LITIGATION IS COSTLY AND TIME CONSUMING AND MAY SUBJECT US TO
LIABILITIES.

Our involvement in any patent litigation, interference, opposition or other administrative proceedings will likely cause us to incur substantial expenses, and the efforts of our technical and management personnel will be significantly diverted. In addition, an adverse determination could subject us to significant liabilities.

WE MAY NOT OBTAIN TRADEMARK REGISTRATIONS.

The Company has filed applications for trademark registrations in connection with eprodisate (Fibrillex(TM)), tramiprosate (Alzhemed(TM)) and tramiprosate (Cerebril(TM)) in various jurisdictions, including the United States. We do not believe that any of these trade names is critical to the success of the product candidate to which it relates, and we intend to file applications for other possible trademarks for our product candidates. No assurance can be given that any of our trademarks will be registered in the United States or elsewhere or that the use of any trademark will confer a competitive advantage in the marketplace. Furthermore, even if we are successful in our trademark registrations, the FDA has its own process for drug nomenclature and its own views concerning appropriate proprietary names. It also has the power, even after granting market approval, to request a company to reconsider the name for a product because of evidence of confusion in the market place. No assurance can be given that the FDA or any other regulatory authority will approve of any of our trademarks or will not request reconsideration of one of our trademarks at some time in the future. The FDA has advised us that the proposed Fibrillex(TM) trade name is not acceptable in the United States, based on the general premise that names ending in "ex" suggest a mechanism of action. We are considering alternative trade names. In addition, pursuant to a settlement agreement dated October 3, 2005, with Alza Corporation, relative to their opposition to our trademark application for Alzhemed(TM) in the United States, we agreed not to register Alzhemed(TM) in the United States and elsewhere except for Canada, Switzerland, China, Japan and South Korea.

WE WILL REQUIRE SIGNIFICANT ADDITIONAL FINANCING, AND WE MAY NOT HAVE ACCESS TO SUFFICIENT CAPITAL.

We will require additional capital to pursue planned clinical trials, regulatory approvals, as well as further research and development and marketing efforts for our product candidates. Except as expressly described in this annual information form, we do not anticipate generating significant revenues from operations in the near future, and we have no committed sources of capital. We intend to raise additional funds through public or private financing, collaborations with other pharmaceutical companies or financing from other sources. Additional funding may not be available on terms which are acceptable to us. If adequate funding is not available on reasonable terms, we may need to delay, reduce or eliminate one or more of our product development programs or obtain funds on terms less favorable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities could result in dilution to our shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of our operating cash flow being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on our operations. This could render us more vulnerable to competitive pressures and economic downturns.

We anticipate that our existing working capital and anticipated revenues will be sufficient to fund our development programs, clinical trials and other operating expenses into fiscal 2007. However, our future capital requirements are substantial and may increase beyond our current expectations depending on many factors including:

o the duration and results of our clinical trials for eprodisate (Fibrillex(TM)), tramiprosate (Alzhemed(TM)) and tramiprosate (Cerebril(TM));

o        unexpected delays or developments in seeking regulatory approvals;

o the time and cost in preparing, filing, prosecuting, maintaining and enforcing patent claims;

o other unexpected developments encountered in implementing our business development and commercialization strategies;

o        the outcome of litigation; if any; and

o        further arrangements, if any, with collaborators.

OUR REVENUES AND EXPENSES MAY FLUCTUATE SIGNIFICANTLY, AND ANY FAILURE TO MEET FINANCIAL EXPECTATIONS MAY DISAPPOINT SECURITIES ANALYSTS OR INVESTORS AND RESULT IN A DECLINE IN OUR SHARE PRICE.

Our revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause our revenues and expenses to fluctuate include:

o the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals to commercialize our product candidates;

o        the timing of regulatory submissions and approvals;

o the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize our product candidates;

o        the outcome of litigation, if any;

o the timing of achievement and the receipt of milestone payments from current or future collaborators; and

o failure to enter into new or the expiration or termination of current agreements with collaborators.

Due to fluctuations in our revenues and expenses, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. It is possible that in some future quarter or quarters, our revenues and expenses will be below the expectations of securities analysts or investors. In this case, the price of our shares could fluctuate significantly or decline.

WE ARE DEPENDENT ON CENTOCOR FOR THE COMMERCIALIZATION OF EPRODISATE (FIBRILLEX(TM)).

We are dependent on Centocor for the further development and commercialization of eprodisate (Fibrillex(TM)) in most jurisdictions. Risks that we face in connection with this collaboration include the following:

o while Centocor is contractually prohibited from developing or commercializing, either alone or with others, products and services that are similar to or competitive with eprodisate (Fibrillex(TM)), this restriction does not apply to its affiliates;

o Centocor may underfund or not commit sufficient resources to marketing, distribution or other development of eprodisate (Fibrillex(TM));

o Centocor may not properly maintain or defend certain intellectual property rights that may be important to the commercialization of eprodisate (Fibrillex(TM));

o Centocor may encounter conflicts of interest, changes in business strategy or other issues which could adversely affect its willingness or ability to fulfill its obligations to us (for example, pharmaceutical companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in this industry); and

o disputes may arise between us and Centocor delaying or terminating the development or commercialization of eprodisate (Fibrillex(TM)), resulting in litigation or arbitration that could be time-consuming and expensive, or causing Centocor to act in its own self-interest and not in our interest or those of our shareholders.

Centocor can terminate our collaboration with them for a variety of reasons, including without cause upon one-year's notice, upon a change of control of Neurochem and upon short notice if the FDA takes certain adverse actions with respect to an NDA filing. If this collaboration were to be terminated, we would be required to devote additional resources to developing and commercializing eprodisate (Fibrillex(TM)) or seek a new collaborator or abandon this product candidate.

As we are seeking a collaboration with respect to tramiprosate (Alzhemed(TM)), we would likely be subject to the same general types of risks as those described above.

WE ARE CURRENTLY DEPENDENT ON THIRD PARTIES FOR A VARIETY OF FUNCTIONS AND MAY ENTER INTO FUTURE COLLABORATIONS FOR THE MANUFACTURE OF OUR PRODUCTS. OUR ARRANGEMENTS WITH THESE THIRD PARTIES MAY NOT PROVIDE US WITH THE BENEFITS WE EXPECT.

We currently rely upon third parties to perform functions related to the research, development and clinical trials of our product candidates. In addition, because we do not have the resources, facilities or experience to manufacture our product candidates on our own, we currently rely, and will continue to rely, on contract manufacturers to produce our product candidates for clinical trials, and, if our products are approved, in quantities for commercial sales. We do not currently have long-term supply agreements with our third-party manufacturers, other than in respect to eprodisate (Fibrillex(TM)). Our reliance on these relationships poses a number of risks, including the following:

o disagreements with third parties could delay or terminate the research, development or manufacturing of product candidates, or result in litigation or arbitration;

o we cannot effectively control the resources our third-party partners will devote to our programs or products;

o contracts with our third parties may fail to provide sufficient protection or we may have difficulty enforcing the contracts if one of these partners fails to perform;

o the third parties with whom we contract may fail to comply with regulatory requirements;

o conflicts of interest may arise between their work for us and their work for another entity, and we may lose their services;

o        with respect to our contract manufacturers:

         o other than in respect to eprodisate (Fibrillex(TM)), we may not be able to locate acceptable manufacturers or enter into favorable long-term agreements with them;

         o third parties may not be able to manufacture our product candidates in a cost-effective or timely manner or in quantities needed for clinical trials or commercial sales;

         o delays in, or failures to achieve, scale-up to commercial quantities, or changes to current raw material suppliers or product manufacturers (whether the change is attributable to us or the supplier or manufacturer) could delay clinical studies, regulatory submissions and commercialization of our product candidates; and

         o we may not have all of the required intellectual property rights to the manufacturing processes for our product candidates.

Given these risks, our current and future collaborative efforts with third parties may not be successful. Failure of these efforts could require us to devote additional internal resources to the activities currently performed, or to be performed, by third parties, to seek alternative third-party collaborators, or to delay our product development or commercialization.

WE WILL NOT BE ABLE TO SUCCESSFULLY COMMERCIALIZE OUR PRODUCT CANDIDATES IF WE ARE UNABLE TO CREATE SALES, MARKETING AND DISTRIBUTION CAPABILITIES OR MAKE ADEQUATE ARRANGEMENTS WITH THIRD PARTIES FOR SUCH PURPOSES.

In order to commercialize our product candidates successfully, we intend, on a product-by-product basis, either to develop internal sales, marketing and distribution capabilities or make arrangements with third parties to perform some or all of these services. We currently have one product director and so have limited marketing capabilities and no sales force. We have limited experience in developing, training or managing a marketing or sales force. To the extent we internally develop a sales force, the cost of establishing and maintaining a sales force would be substantial and may exceed its cost effectiveness. In addition, in marketing our products, we would likely compete with many companies that currently have extensive and well-funded marketing and sales operations. Despite our marketing and sales efforts, we may be unable to compete successfully against these companies. For example, we are seeking a co-development and co-promotion partner to assist us in completing the development and undertaking the commercialization of tramiprosate (Alzhemed(TM)). We may not be able to do so on favorable terms. We do not currently have any arrangements in place with third parties for the sale, marketing or distribution of any of our products, except for the eprodisate (FibrillexTM) distribution rights granted to Centocor. We may rely on additional third parties to market and sell our products in certain territories, rather than establish our own sales force. If we contract with third parties for the sales and marketing of our products, our revenues will depend upon the efforts of these third parties, whose efforts may not be successful. If we fail to establish successful marketing and sales capabilities or to make arrangements with third parties for such purposes, our business, financial condition and results of operations will be materially adversely affected.

WE ARE SUBJECT TO INTENSE COMPETITION FOR OUR SKILLED PERSONNEL, AND THE LOSS OF KEY PERSONNEL OR THE INABILITY TO ATTRACT ADDITIONAL PERSONNEL COULD IMPAIR OUR ABILITY TO CONDUCT OUR OPERATIONS.

We are highly dependent on our management and our clinical, regulatory and scientific staff, the loss of whose services might adversely impact the achievement of our objectives. Recruiting and retaining qualified management and clinical, scientific and regulatory personnel will be critical to our success. Competition for skilled personnel is intense, and our ability to attract and retain qualified personnel may be affected by such competition.

WE ARE SUBJECT TO THE RISK OF PRODUCT LIABILITY CLAIMS, FOR WHICH WE MAY NOT HAVE OR BE ABLE TO OBTAIN ADEQUATE INSURANCE COVERAGE.

Human therapeutic products involve the risk of product liability claims and associated adverse publicity. Currently, our principal risks relate to participants in our clinical trials, who may suffer unintended consequences. If we ultimately are successful in commercializing a product, claims might be made directly by patients, healthcare providers or pharmaceutical companies or others selling our products. We may not have or be able to obtain or maintain sufficient and affordable insurance coverage, and without sufficient coverage any claim brought against us could have a materially adverse effect on our business, financial condition or results of operations.

OUR BUSINESS INVOLVES THE USE OF HAZARDOUS MATERIALS WHICH REQUIRES US TO COMPLY WITH ENVIRONMENTAL REGULATION.

Our discovery and development processes involve the controlled use of hazardous and radioactive materials. We are subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. The risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result, and any such liability could exceed our resources. We may not be adequately insured against this type of liability. We may be required to incur significant costs to comply with environmental laws and regulations in the future, and our operations, business or assets may be materially adversely affected by current or future environmental laws or regulations.

LEGISLATIVE ACTIONS, POTENTIAL NEW ACCOUNTING PRONOUNCEMENTS AND HIGHER INSURANCE COSTS ARE LIKELY TO IMPACT OUR FUTURE FINANCIAL POSITION OR RESULTS OF OPERATIONS.

Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure, notably with respect to internal controls over financial reporting, may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.

WE MAY INCUR LOSSES ASSOCIATED WITH FOREIGN CURRENCY FLUCTUATIONS.

Our operations are in many instances conducted in currencies other than the Canadian dollar (principally in US dollars) and we hold cash and cash equivalents in other securities (principally in US dollars), and fluctuations in the value of foreign currencies relative to the Canadian dollar could cause us to incur currency exchange losses.


DIVIDENDS

We have not declared any dividends since our incorporation. Any future determination to pay dividends will remain at the discretion of our Board of Directors and will depend on our financial condition, results of operations, capital requirements and such other factors as our Board of Directors deems relevant.


DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares ("Preferred Shares"), all without nominal or par value. Excluding options issued under and outside of our Stock Option Plan, as at March 1, 2006, 38,642,249 Common Shares and no Preferred Shares were issued and outstanding. We have no current intention to issue Preferred Shares.

Common Shares. Each Common Share entitles the holder thereof to one vote at any meeting of the shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote. Subject to the rights of holders of the Preferred Shares, the Common Shares are entitled to receive, as and when declared by our Board of Directors, dividends in such amounts as shall be determined by our Board of Directors. The holders of Common Shares have the right, subject to the rights of the holders of Preferred Shares, to receive the remaining property of the Company in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary.

Preferred Shares. The Preferred Shares may be issued from time to time in one or more series, the terms of each series, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, to be determined at the time of creation of each such series by our Board of Directors without shareholder approval, provided that all Preferred Shares will rank, with respect to dividends and return of capital in the event of liquidation, dissolution, winding-up or other distribution of our assets for the purpose of winding-up its affairs, pari passu among themselves and in priority to all Common Shares or shares of any class ranking junior to the Preferred Shares. Except as provided for in our articles of incorporation (as amended), the holders of Preferred Shares shall not be entitled to receive notice of meetings of our shareholders nor to attend thereat and shall not be entitled to vote at any such meeting.


MARKET FOR SECURITIES

Our Common Shares are quoted on NASDAQ (NRMX) and listed and posted for trading on the TSX (NRM). The following table sets forth, for the periods indicated, the reported high and low sales prices and the aggregate volume of trading of our Common Shares on NASDAQ and the TSX.

                                                           NASDAQ (US$)                          TSX ($)
                                                 ------------------------------        ----------------------------
PERIOD                                            HIGH       LOW         VOLUME        HIGH        LOW       VOLUME
------                                           ------    ------       ---------      -----     -------     ------
January 2005                                     18.30      15.65       2,367,290      22.75      18.75    2,100,050
February 2005                                    20.80      14.96       3,016,049      25.50      18.45    2,712,197
March 2005                                       16.44      11.78       6,983,215      20.50      14.26    3,131,567
April 2005                                       13.46       6.89       8,392,891      16.65       8.50    4,429,997
May 2005                                          8.68       7.17       2,797,513      11.00       9.01    1,043,749
June 2005                                        11.77       8.15       4,176,509      14.57      10.15    1,381,421
July 2005                                        12.30       9.81       1,558,661      14.95      11.75      615,711
August 2005                                      11.86      10.21       1,135,620      14.17      12.20      727,651
September 2005                                   13.00      10.69       1,624,239      15.20      12.72      997,196
October 2005                                     15.25      12.18       1,757,576      18.00      14.60      980,238
November 2005                                    15.25      13.58       1,610,181      18.10      15.85    1,267,896
December 2005                                    14.76      11.96       1,818,798      17.00      13.85    1,287,988

DIRECTORS AND OFFICERS

The following table lists our directors and executive officers. All members of the Board of Directors will hold their positions until the next annual meeting of shareholders of the Corporation scheduled for May 9, 2006.

                                                                                                                      PERIOD
                                                                                                                      DURING
                                    AGE                                                                                WHICH
  NAME AND MUNICIPALITY OF      (AT MARCH  1,                                                                        SERVED AS
         RESIDENCE                  2006)             PRINCIPAL OCCUPATION                      OFFICE               A DIRECTOR
------------------------------  -------------     -----------------------------         -----------------------     -----------
Dr. Francesco Bellini, O.C.(1)       58           Chairman, President and Chief          Chairman, President and     2002-2006
Montreal, Quebec, Canada                             Executive Officer of the            Chief Executive Officer
                                                          Corporation(2)

Dr. Colin Bier(3),(4).........       60                     Consultant                          Director             1996-2006
Montreal, Quebec, Canada

Jean-Guy Desjardins...........       61           President and Chief Executive                 Director             2004-2006
Montreal, Quebec, Canada                         Officer, Centria Inc. (a holding
                                                              company)(5)

Peter Kruyt(1),(6)............       50            President, Power Technology                  Director             2002-2006
Montreal, Quebec, Canada                       Investment Corporation (a technology
                                                         holding company)

Francois Legault(6)...........       49           President and Chief Operating                 Director             2004-2006
Montreal, Quebec, Canada                         Officer, ViroChem Pharma Inc. (a
                                                  biopharmaceutical company)(7)

Dr. Frederick H. Lowy(4)......       73                   Consultant(8)                         Director             2003-2006
Montreal, Quebec, Canada

John Molloy(3)................       51           President and Chief Executive                 Director             1994-2006
Kingston, Ontario, Canada                          Officer, Parteq Research and
                                                  Development Innovations, Queen's
                                                             University
                                                (a university technology transfer
                                                          organization)

Ronald M.                            64                   Co-President,                         Director             2002-2006
Nordmann(1),(4),(6),(9).......                   Global Health Associates, LLC (a
Loveladies, New Jersey,                        consulting company to the healthcare
United States                                 and financial services industries)(10)

Graeme K. Rutledge(3) ........       64                   Consultant(11)                        Director             2003-2006
Perth, Ontario, Canada

Dr. Emil Skamene(6)...........       64                Scientific Director,                     Director             2002-2006
Montreal, Quebec, Canada                         Research Institute of the McGill
                                                     University Health Centre
                                                   (an academic health centre)

                                                                                                                      PERIOD
                                                                                                                      DURING
                                     AGE                                                                              WHICH
  NAME AND MUNICIPALITY OF      (AT MARCH  1,                                                                        SERVED AS
         RESIDENCE                  2006)             PRINCIPAL OCCUPATION                      OFFICE               A DIRECTOR
------------------------------  -------------     -----------------------------         -----------------------     -----------
Dr. Andreas Orfanos...........       47        Executive Vice President, Strategic      Executive Vice President,        --
Montreal, Quebec, Canada                       Planning and Scientific Affairs(12)       Strategic Planning and
                                                                                           Scientific Affairs

Mariano Rodriguez.............       36                  Vice President,                     Vice President,             --
Montreal, Quebec, Canada                           Finance and Chief Financial         Finance and Chief Financial
                                                           Officer(13)                           Officer

Dr. Denis Garceau.............       49               Senior Vice President,             Senior Vice President,          --
Montreal, Quebec, Canada                                 Drug Development                   Drug Development

Dr. Philippe Calais...........       47           President, Global Business(14)       President, Global Business        --
Hudson, Quebec, Canada

Dr. Daniel Delorme............       48            Vice President, Research(15)              Vice President,             --
Montreal, Quebec, Canada                                                                        Research

Dr. Lise Hebert...............       44             Vice President, Corporate           Vice President, Corporate        --
Montreal, Quebec, Canada                                Communications(16)                   Communications

Christine Lennon..............       41                  Vice President,                Vice President, Business         --
Montreal, Quebec, Canada                             Business Development(17)                  Development

Dr. Shona McDiarmid...........       51                  Vice President,                     Vice President,             --
Montreal, Quebec, Canada                            Intellectual Property(18)             Intellectual Property

Judith Paquin.................       38                  Vice President,                     Vice President,             --
Montreal, Quebec, Canada                               Human Resources(19)                   Human Resources

David Skinner.................       41           General Counsel and Corporate            General Counsel and           --
Montreal, Quebec, Canada                                  Secretary(20)                    Corporate Secretary



NOTES:

(1) Pursuant to a subscription agreement dated July 25, 2002, by and between Picchio Pharma, P.P. Luxco Holdings II S.A.R.L. and the Corporation, the Corporation covenanted to cause a total of three nominees of Picchio Pharma to be included in the list of management nominees to be proposed for election to the Board at each shareholders meeting occurring following the date thereof. Picchio Pharma's right shall terminate on the date it ceases to beneficially hold at least 15% of the issued and outstanding Common Shares (including Common Shares issuable upon exercise of the warrants issued to them concurrently). Dr. Bellini and Messrs. Kruyt and Nordmann are the current nominees of Picchio Pharma.

(2) Prior to his appointment as Chief Executive Officer of the Corporation on December 11, 2002, Dr. Bellini's principal occupation was Chairman of Picchio Pharma, a biopharmaceutical investment company, a position he continues to hold. Prior to 2001, Dr. Bellini was Chairman and Chief Executive Officer of BioChem Pharma Inc., a specialty biopharmaceutical company which he co-founded in 1986 (now a member of the Shire plc group of companies).

(3)  Member of the Audit Committee.

(4)  Member of the Compensation Committee.

(5) Mr. Desjardins is also the President and Chief Executive Officer of Fiera Corporation Inc., a holding company. Prior to October 2001, Mr. Desjardins was President and Chief Executive Officer of TAL Global Asset Management Inc., a holding and management company.

(6)  Member of the Nominating and Corporate Governance Committee.

(7) Prior to May 2001, Mr. Legault was Executive Vice President Corporate Development of BioChem Pharma Inc., a specialty biopharmaceutical company (now a member of the Shire plc group of companies).

(8) Prior to June 2005, Dr. Lowy was President and Vice-Chancellor of Concordia University. He is now President Emeritus.

(9)  Mr. Nordmann is the Lead Director of the Corporation.

(10) From 1994 through 1999, Mr. Nordmann was a partner at Deerfield Management Inc., a healthcare equity fund.

(11) Prior to June 2002, Mr. Rutledge was a Senior Partner at Deloitte & Touche LLP, Canada, an accounting firm.

(12) Prior to 2004, Dr. Orfanos was Vice President of Picchio Pharma. Prior to this, Dr. Orfanos was Vice President of the Immunology Transplantation Business Unit of Novartis Canada Inc..

(13) Prior to 2004, Mr. Rodriguez was Vice President, Finance and Chief Financial Officer of Galileo Genomics Inc., a biopharmaceutical company.

(14) Prior to January 2003, Dr. Calais served between 2000 and 2002 as General Manager at Servier Canada Inc., part of the French private pharmaceutical group and from 1990 to 2000 Dr. Calais held several management positions at Hoffmann -- La Roche in several countries, the last position being Global Business Unit Head in Switzerland.

(15) Prior to 2005, Dr. Delorme served between 2003 and 2005 as Vice President, Research and Development, at the Canadian biopharmaceutical company Phagetech Inc. and from 1998 to 2003, Dr. Delorme was Vice President Medicinal Chemistry at Methylgene Inc.

(16) Dr. Hebert was promoted to Vice President, Corporate Communications on December 12, 2002. Prior to that date, she was Director, Communications and Investor Relations.

(17) Prior to January 2004, Ms. Lennon was Venture Advisor for the Biotechnology and Life Sciences investment sector of CDP Capital Inc, a division of one of Canada's largest pension funds. Prior to this, Ms. Lennon was Vice President, Global Commercial Development -- Oncology of Shire, plc and from 1994 to 2001, Ms. Lennon held senior level positions within BioChem Pharma Inc., a specialty biopharmaceutical company (now a member of the Shire plc group of companies).

(18) Prior to 2005, Dr. McDiarmid served as Vice President of Global Intellectual Property for the Shire Pharmaceuticals Group.

(19) Prior to January 2004, Ms. Paquin was Vice President, Human Resources of Schering Canada Inc., a biopharmaceutical company.

(20) Prior to April 2003, Mr. Skinner served as Commercial Counsel and Deputy to the Director of Commercial and Legal Affairs in the London, England, office of Antfactory Limited, a global venture capital firm. Mr. Skinner also served in the corporate commercial departments of the law firms Freshfields Bruckhaus Deringer in London, England, and Stikeman Elliott in Montreal, Budapest and London.

In our Management Proxy Circular dated March 17, 2006, all of the above listed directors were nominated by management for re-election as directors. Messrs. Andre Desmarais, Neil Flanzraich and Calin Rovinescu were also nominated by management for election as new directors.

As of March 1, 2006, the directors and executive officers, as a group, beneficially owned or exercised control or direction over approximately 12,223,079 of the Common Shares outstanding.(1)

The following is a description of the current committees of the Board:

COMMITTEES OF THE BOARD

AUDIT COMMITTEE

The mandate of the Audit Committee includes assisting the Board in its oversight of (i) the integrity of the Corporation's financial statements, accounting and financial reporting processes, system of internal controls over financial reporting and audit process, (ii) the Corporation's compliance with, and process for monitoring compliance with, legal and regulatory requirements so far as they may relate to matters of financial reporting, (iii) the independent auditors' qualifications, independence and performance, and (iv) the performance of the Corporation's internal audit function (if any). The current members of the Audit Committee are Mr. Graeme K. Rutledge (chair), Dr. Colin Bier and Mr. John Molloy.

COMPENSATION COMMITTEE

The mandate of the Compensation Committee includes reviewing the compensation arrangements for the Corporation's employees, including executive officers and directors, and making recommendations to the Board with respect to such compensation arrangements, as well as making recommendations to the Board with respect to the Corporation's incentive compensation plans and equity-based plans and to oversee succession planning. The Compensation Committee is also responsible for preparing an annual report on executive compensation for purposes of disclosure to shareholders. This report is available in our Management Proxy Circular dated March 17, 2006. The current members of the Compensation Committee are Dr. Colin Bier (chair), Dr. Frederick H. Lowy and Mr. Ronald M. Nordmann.


-------------
(1) Included in this amount are 166,666 Common Shares owned directly by Dr. Bellini, the 11,068,368 Common Shares owned indirectly by Picchio Pharma of which the FMRC Family Trust ("FMRC") is a 50% owner as well as the 250,000 Common Shares purchased, directly, by FMRC as part of a public offering of the Corporation's Common Shares in the United States and Canada.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The mandate of the Nominating and Corporate Governance Committee is to develop and recommend to the Board a set of corporate governance principles and to prepare and review the disclosure with respect to, and the operation of, the Corporation's system of corporate governance, before such disclosure is submitted to the Board for its approval. The Nominating and Corporate Governance Committee is responsible for the review and periodic update of the Corporation's Code of Ethics which governs the conduct of the Corporation's directors, officers and other employees. Moreover, the Nominating and Corporate Governance Committee is mandated to examine, on an annual basis, the size and composition of the Board and, if appropriate, recommend to the Board a program to establish a Board comprised of members who facilitate effective decision-making. Finally, the Nominating and Corporate Governance Committee shall identify individuals qualified to become members of the Board, recommend to the Board nominees to be put before shareholders at each annual meeting and recommend to the Board a process for board, committee and director assessment. The current members of the Nominating and Corporate Governance Committee are Mr. Ronald M. Nordmann (chair), Mr. Peter Kruyt, Mr. Francois Legault and Dr. Emil Skamene.


LEGAL PROCEEDINGS

In 2002, we executed an agreement with Immtech International, Inc. (Immtech) of Vernon Hills, Illinois, pursuant to which Immtech provided us with certain compounds for testing and granted us an option to license such compounds (the "CTA"). In August 2003, Immtech filed certain legal proceedings with the Federal District Court for the Southern District of New York, U.S.A with respect to the CTA. The parties entered into settlement discussions in September 2003 and, as settlement did not occur, in January 2004, we brought a motion to compel arbitration under the terms of the CTA. A hearing before the arbitral tribunal, convened in accordance with the rules of the International Court of Arbitration, was held in mid-September 2005. Since the conclusion of the hearing, the parties have filed with the tribunal their respective Post-Evidentiary Hearing Briefs and their respective Replies thereto. In early January 2006, responding to a formal request from the arbitral tribunal made on December 27, 2005, the parties to the proceedings submitted their respective summaries of their attorney fees and costs to which they believe they would be entitled if they were to prevail in the arbitration. Since then there has been no clear indication of when the arbitral tribunal will issue its award or decision.

On August 5, 2005, Immtech filed SEC Form 10-Q in relation to its quarterly report for the period ended June 30, 2005. In that form, Immtech stated having filed expert reports which set forth a range of monetary damages based on different scenarios of between US$14 million and US$50 million, without regard to punitive damages. We counterclaimed damages which, to date, we have estimated at no less than US$3.5 million, which includes an estimated valuation for equitable relief. The outcome of this matter and the amount of loss, if any, cannot reasonably be estimated. No provision for possible loss has been recorded by us in connection with this matter. There can be no assurance that we will prevail in this dispute. We have and will continue to vigorously defend ourselves against the claims brought by Immtech.


INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

MANAGEMENT SERVICES AGREEMENT

On March 1, 2003, we entered into a management services agreement (the "Management Services Agreement") with Picchio International Inc. ("Picchio International") into which Picchio Pharma intervened (Picchio Pharma and Picchio International are sometimes referred to collectively in this annual information form as the "Picchio Group"). All of the shares of Picchio International are owned by Dr. Francesco Bellini, O.C., and his spouse. The Management Services Agreement was amended as of the 30th day of October, 2003 to permit the grant of performance based fees at the discretion of the Board. The Management Services Agreement currently runs until November 30, 2007.

The Management Services Agreement provides that Picchio International shall provide the services of Dr. Bellini as our Chief Executive Officer and provide the services of other members of the Picchio Group, including all senior managers of Picchio Pharma. Under the agreement, the Picchio Group is currently providing, and will continue to provide, on-going regular consulting and advisory services, including services related to reviewing existing and potential research and development activities, and existing potential clinical programs, financing activities, partnering and licensing opportunities, commercialization plans and programs, and advising and assisting in investor relations activities.

In consideration of the services rendered under the Management Services Agreement, Picchio International receives a monthly fee of $204,474 (the monthly fee as at January 1, 2006, which fee is adjusted on a yearly basis, with the approval of the Compensation Committee, to take increases in the consumer price index for Montreal into account). This amount includes all direct and indirect costs and expenses, including travel and all other out-of-pocket expenses, incurred by Dr. Bellini and the Picchio Group relating to the services provided pursuant to such agreement. During the fiscal periods ended December 31, 2005, 2004 and 2003, Picchio International received aggregate amounts of $2,400,000, $1,080,000 ($200,000 of which was received in 2005) and $730,000 (including
$250,000 of performance-based fees) (for the six-months period ending December 31, 2003), respectively, under the Management Services Agreement. The Management Services Agreement also provides for the payment, from time to time, to Picchio International of a discretionary amount as a performance based fee for services rendered. The amount of such performance based fee, if any, will be determined by the Board at its sole discretion. Each party has the right to terminate the Management Services Agreement at any time upon sending a written prior notice of 180 days. The Management Services Agreement provides that it shall be automatically renewed for successive one year terms unless either party sends a prior written notice of non-renewal to the other party at least 90 days prior to the then current termination date. The Management Services Agreement may not be terminated by Picchio International prior to May 31, 2006.

The Management Services Agreement provides that the Picchio Group shall not, without the Corporation's written consent, during the term of such agreement and for the 24 months following the termination of the Management Services Agreement, carry on or be engaged in any business which is the same or similar to or in competition in any material way with any of the businesses which the Corporation now or which the Corporation shall, during the term of such agreement, carry on anywhere in the world. The Picchio Group also agreed not to hire any of the Corporation's employees during the term of the Management Services Agreement and for the twelve months following its expiration.

PERFORMANCE TARGET AGREEMENT

Pursuant to an agreement between Neurochem and Dr. Francesco Bellini dated December 1, 2004, (the "Performance Target Agreement"), Neurochem agreed to issue up to 220,000 Common Shares to Dr. Bellini in consideration of his services and subject to the accomplishment of certain performance targets. In particular, we agreed to issue 60,000 Common Shares to Dr. Bellini upon execution of the Performance Target Agreement, 55,000 Common Shares upon the execution of a collaboration agreement in respect of tramiprosate (Alzhemed(TM)), 55,000 Common Shares upon the execution of a collaboration agreement in respect of eprodisate (Fibrillex(TM)), 25,000 Common Shares upon the completion of a third-party equity and/or debt financing and 25,000 Common Shares upon the restructuring of the Corporation's management structure, including formalizing a succession plan. The issuance of the shares pursuant to the Performance Target Agreement was approved by the shareholders of the Corporation and regulators in 2005 and provides that the Corporation may, at its option, purchase Common Shares in the open market to satisfy its obligations under the Performance Target Agreement. Dr. Bellini has met the performance targets in respect of the eprodisate (Fibrillex(TM)) transaction and in respect of the financing.

If Dr. Bellini ceases to be an officer and director of the Corporation and no longer provides us with management services, directly or through a formal agreement such as the Management Services Agreement described herein, for any reason other than termination without cause or death or incapacity, all rights granted under the Performance Target Agreement shall be immediately forfeited as of the first date on which Dr. Bellini is no longer an officer, director or management service provider and Dr. Bellini shall not be entitled to receive any Common Shares pursuant to the Performance Target Agreement. In the event of the death or incapacity of Dr. Bellini or termination of such management services without cause, Dr. Bellini or his heirs or other legal representatives, as the case may be, shall be entitled to receive, within 90 days of the death, determination of incapacity or termination, the Common Shares which are issuable or deliverable, as the case may be, by Neurochem upon the execution of the Performance Target Agreement and in respect of which the relevant performance target has been achieved.

All rights, and the payment obligations relating thereto, are for the benefit of Dr. Bellini or, in the event of his death, his heirs or other legal representatives. Dr. Bellini shall not be entitled to transfer, assign, charge, pledge or hypothecate, or otherwise alienate, whether by operation of law or otherwise, any such rights and they shall not be subject to execution, attachment or similar process.

EXERCISE OF WARRANTS BY PICCHIO PHARMA

On July 25, 2005 and February 16, 2006, Picchio Pharma exercised warrants previously issued under private placement made by the Corporation in July 2002 and February 2003, generating proceeds to the Corporation of approximately $18.1 million in the aggregate and resulting in the issuance to Picchio Pharma of four million Common Shares.


AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Graeme K. Rutledge is an audit committee financial expert.


AUDIT COMMITTEE AND PRINCIPAL ACCOUNTANTS FEES AND SERVICES

CHARTER OF THE AUDIT COMMITTEE

The Charter of the Audit Committee is attached hereto as Schedule A.

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee is composed of Mr. Graeme K. Rutledge (Chair), Dr. Colin Bier and Mr. John Molloy. Each of the members of the Audit Committee is financially literate and Mr. Rutledge and Dr. Bier are independent.

Under the listing requirements of NASDAQ, no director who is not independent, may be appointed to the audit committee of a company, except under limited circumstances. For the year ended December 31, 2005, Mr. Molloy was not independent under such requirements, as he is the President and Chief Executive Officer of Parteq, a former licensor of the Corporation. However, in accordance with such requirements, the Board resolved, for the year ended December 31, 2005, that the continued membership of Mr. Molloy on the Audit Committee was required in the best interests of the Corporation and its shareholders because of his knowledge of the Corporation and experience in such matters.

RELEVANT EDUCATION AND EXPERIENCE

Up to 2002, Mr. Rutledge was a senior partner at Deloitte & Touche, LLP, Canada, an accounting firm. Mr. Rutledge is a chartered accountant. Since 1990, Dr. Colin Bier has been a consultant toxicologist, as well as managing and scientific director of ABA BioResearch, an independent bioregulatory consulting company. Dr. Bier has extensive management experience in the biomedical sector, having held senior scientific and executive management positions in the contract research industry. Mr. John Molloy is the President and Chief Executive Officer of Parteq and holds a Masters in Business Administration degree.

As such, all members of the Corporation's Audit Committee understand the accounting principles the Corporation uses to prepare its financial statements and have the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves. Mr. Rutledge, specifically, has experience in preparing, auditing, analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements. Mr. Rutledge, formerly a senior partner in a global accounting firm, has significant experience in preparing such audits and supervising persons engaged in such activities.

Mr. Rutledge, Dr. Bier and Mr. Molloy have an understanding of internal controls and procedures for financial reporting.

EXTERNAL AUDITOR SERVICES FEES

The Company has paid KPMG LLP ("KPMG"), its external auditors, the following fees in each of the last three fiscal periods.

AUDIT FEES

The following sets forth the aggregate fees paid for each of the last three fiscal periods for professional fees to KPMG for the audit of the annual financial statements or for services normally provided by KPMG in connection with statutory and regulatory filings or engagements for those fiscal periods.

         Fiscal year ended December 31, 2005                  $85,000

         Neurochem (International) Limited and
         Neurochem Holdings Limited                           $22,000

         Fiscal year ended December 31, 2004                  $75,000

         Six-month period ended December 31, 2003             $64,040

AUDIT-RELATED FEES

The following sets forth additional aggregate fees to those reported under "Audit Fees" in each of the last three fiscal periods for assurance and related services by KPMG that are reasonably related to the performance of the audit or review of the financial statements:

         Fiscal year ended December 31, 2005
         Review of interim financial statements               $ 40,175
         Secondary public offering                            $ 80,000
         Sundry accounting                                    $ 37,250
         Translation services                                 $ 17,585

         Fiscal year ended December 31, 2004
         Review of interim financial statements               $ 50,525
         Translation services                                 $  8,240
         Sundry accounting consultations                      $ 29,250

         Six-month period ended December 31, 2003
         Review of interim financial statements               $ 10,500
         Public offering                                      $206,000
         Sundry accounting consultations                      $ 43,870
         Translation services                                 $ 31,400

TAX FEES

The following sets forth the aggregate fees billed in each of last three fiscal periods for professional services rendered by KPMG for tax compliance, tax advice and tax planning:

         Fiscal year ended December 31, 2005                  $ 48,587

         Fiscal year ended December 31, 2004
         Preparation of corporate tax returns, review
         of tax implications of various transactions
         and other matters, sales tax issues and
         various taxation consultation                        $221,354

         Six-month period ended December 31, 2003
         Various tax consultations, including
         sales tax and US tax issues                          $38,300

ALL OTHER FEES

The following sets forth the aggregate fees billed in each of the last three fiscal periods for products and services provided by the principal accountant not described above:

         Fiscal year ended December 31, 2005                  None

         Fiscal year ended December 31, 2004                  None

         Six-month period ended December 31, 2003             None

Our Audit Committee pre-approves every significant engagement by KPMG to render audit or non-audit services. All of the services described above were approved by the Audit Committee.


TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada is the Canadian transfer agent and registrar for our Common Shares and Computershare Trust Company, Inc. is the US transfer agent and registrar for our Common Shares.


INTEREST OF EXPERTS

KPMG has audited our consolidated balance sheets as at December 31, 2005 and 2004, and the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2005, December 31, 2004, the six-month period ended December 31, 2003, and for the period from inception (June 17, 1993) to December 31, 2005. The partners and associates of KPMG, as a group, do not own, beneficially or of record, any of the outstanding Common Shares.


ADDITIONAL INFORMATION

Additional information regarding Neurochem may be found on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of our securities, options to purchase securities and interests of informed persons in material transactions, if applicable, is contained in our information circular for our most recent meeting of shareholders that involved the election of directors. Additional financial information is provided in our comparative financial statements for the most recently completed financial year.

We shall provide to any person, upon written request to the Secretary of the
Corporation:

(a) when our securities are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

         (i) one copy of our annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form,

         (ii) one copy of our comparative financial statements for our most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of our most recent interim financial statements that have been filed, if any, for any period after the end of our most recently completed financial year,

         (iii) one copy of our information circular in respect of our most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

         (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii) above; or

(b)      at any other time, one copy of any documents referred to in clauses
         (a)(i), (ii) and (iii), provided that we may require the payment of a reasonable charge if the request is made by a person or company who is not one of our security holders.

The foregoing documents may be obtained by contacting the office of the Corporate Secretary at our head office, 275 Armand-Frappier Boulevard, Laval, Quebec H7V 4A7, Canada.

                                   SCHEDULE A

                                 NEUROCHEM INC.

                             AUDIT COMMITTEE CHARTER


ESTABLISHMENT OF COMMITTEE

         The establishment of the Audit Committee of the Board of Directors of the Neurochem Inc. (the "Corporation") is hereby confirmed with the purpose, constitution and responsibilities described below.

THE PURPOSE OF THE AUDIT COMMITTEE

         The purpose of the Audit Committee is to assist the Board of Directors in its oversight of (i) the integrity of the Corporation's financial statements, accounting and financial reporting processes, system of internal controls over financial reporting and audit process, (ii) the Corporation's compliance with, and process for monitoring compliance with, legal and regulatory requirements so far as they relate to matters of financial reporting, (iii) the independent auditor's qualifications, independence and performance and (iv) the performance of the Corporation's internal audit function (if any). Management is responsible for (a) the preparation, presentation and integrity of the Corporation's financial statements, (b) accounting and financial reporting principles and (c) the Corporation's internal controls and procedures designed to promote compliance with accounting standards and applicable laws and regulations. The Corporation's independent auditing firm is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards.

         The Audit Committee members are not necessarily professional accountants or auditors and their functions are not intended to duplicate or to certify the activities of management and the independent auditor. The Audit Committee is not expected to certify that the independent auditor is "independent" under applicable rules. The Audit Committee serves a Board level oversight role where it oversees the relationship with the independent auditor, as set forth in this charter, and provides advice, counsel and general direction, as it deems appropriate, to management and the independent auditor on the basis of the information it receives, discussions with the auditor and the experience of the Audit Committee's members in business, financial and accounting matters.

MEMBERSHIP

         The Committee shall consist of no fewer than three members of the Board of Directors, all of whom shall be appointed by the Board. Except as otherwise permitted by applicable law and the rules of the relevant regulatory authorities and stock exchanges, the members of the Committee shall meet the independence and financial literacy requirements of The NASDAQ Stock Market, Inc. ("NASDAQ") and applicable law and no Committee member may have participated in the preparation of the financial statements of the Corporation or any of its subsidiaries at any time in the previous three years. Appointment to the Committee, and the designation of any Committee members as "audit committee financial experts", shall be made on an annual basis by the full Board upon recommendation of the Nominating and Corporate Governance Committee.

COMPENSATION OF COMMITTEE MEMBERS

         No member of the Committee may receive any compensation from the Corporation other than (i) director's fees, which may be received in cash, common stock, equity-based awards or other in-kind consideration ordinarily available to directors, (ii) a pension or other deferred compensation for prior service that is not contingent on future service, and (iii) any other regular benefits that directors of peer companies may receive, all as determined from time to time by the Compensation Committee and the Board of Directors.

COMMITTEE STRUCTURE AND OPERATIONS

         The Board shall designate one member of the Committee as its chairperson. The Committee shall meet at least once during each fiscal quarter, with further meetings to occur, or actions to be taken by unanimous written consent, when deemed necessary or desirable by the Committee or its chairperson.

         The Audit Committee shall meet at such times and places as it shall determine. The Committee may invite such members of management, the independent auditor and other persons to its meetings as it may deem desirable or appropriate. Periodically, the Audit Committee shall meet in executive session with the independent auditor, the internal auditor, if any, and management. The Chairman of the Audit Committee shall report on Audit Committee activities to the full Board of Directors.

RESPONSIBILITIES

         The Audit Committee:

         o is directly responsible for the appointment (and recommends to the Corporation's Board of Directors and shareholders the appointment/ratification of the appointment of) and replacement, compensation and oversight of the work of the Corporation's independent auditor; the independent auditor shall report directly to the Audit Committee.

         o reviews and discusses the written statement from the independent auditor concerning any relationship between the independent auditor and the Corporation or any other relationships that may adversely affect the independence of the auditor, and, based on such review, assesses the independence of the auditor.

         o reviews and evaluates the qualifications, performance and independence of the independent auditor.

         o establishes policies and procedures for the review and pre-approval by the Committee of all auditing services and permissible non-audit services (including the fees and terms thereof) to be performed by the independent auditor, with exceptions provided for de minimis amounts under certain circumstances as described by law.

         o reviews and discusses with the independent auditor: (a) its audit plans and audit procedures, including the scope, fees and timing of the audit, (b) the results of the annual audit examination and accompanying management letters and (c) the results of the independent auditor's procedures with respect to interim audit periods.

         o reviews and discusses reports from the independent auditor on (a) all critical accounting policies and practices used by the Corporation, (b) alternative accounting treatments within generally accepted accounting principles related to material items that have been discussed with management, including the ramifications of the use of the alternative treatments and the treatment preferred by the independent auditor and (c) other material written communications between the independent auditor and management.

         o reviews with the independent auditor its judgment as to the quality, not just the acceptability, of the Corporation's accounting principles and such matters as are required to be discussed with the Committee under generally accepted auditing standards.

         o discusses and reviews with management and the independent auditor quarterly financial statements, the year-end audited financial statements, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and related press releases, and recommends to the Board of Directors that the audited financial statements be included in the annual report to shareholders, the

              Annual Information Form (in Canada) and the Annual Report on the US Securities and Exchange Commission ("SEC") Form 40-F (or other relevant SEC Form) for the financial year.

         o reviews and discusses with management the Corporation's principal risks affecting financial reporting and the steps management has taken to monitor and control such risks.

         o reviews and has prior-approval authority for related-party transactions (as defined in the relevant NASDAQ requirements).

         o reviews and discusses with management, the independent auditor, the Chief Financial Officer and the internal auditor, if any: (a) the adequacy and effectiveness of the Corporation's internal controls (including any significant deficiencies and significant changes in internal controls reported to the Committee by the independent auditor or management), (b) the Corporation's internal audit procedures, where applicable, and (c) the adequacy and effectiveness of the Corporation's disclosures controls and procedures, and management reports thereon.

         o reviews and concurs in the appointment, replacement, reassignment or dismissal of the internal auditor, if any.

         o establishes procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

         o establishes policies for the hiring of employees and former employees of the independent auditor.

         o when appropriate, designates one or more of its members to perform certain of its duties on its behalf, subject to such reporting to or ratification by the Committee as the Committee shall direct.


PERFORMANCE EVALUATION

         The Audit Committee will engage in an annual self-assessment with the goal of continuing improvement, and will annually review and reassess the adequacy of its charter, and recommend any changes to the full Board of Directors.

RESOURCES AVAILABLE TO THE COMMITTEE

         The Audit Committee shall have the authority to engage independent legal, accounting and other advisers, as it determines necessary to carry out its duties. The Audit Committee shall have sole authority to approve related fees and retention terms.

DIRECT COMMUNICATION WITH THE COMMITTEE

         The Chairman of the Audit Committee is to be contacted directly by the Chief Financial Officer, the internal auditor, if any, or the independent auditor: (1) to review items of a sensitive nature that can impact the accuracy of financial reporting, or (2) to discuss significant issues relative to the overall Board of Directors' responsibility that have been communicated to management but, in their judgment, may warrant follow-up by the Audit Committee.

1        Included in this amount are 166,666 Common Shares owned directly by Dr.
         Bellini, the 11,068,368 Common Shares owned indirectly by Picchio Pharma of which the FMRC Family Trust ("FMRC") is a 50% owner as well as the 250,000 Common Shares purchased, directly, by FMRC as part of a public offering of the Corporation's Common Shares in the United States and Canada.